Exhibit 99.1

MEREDITH CORPORATION TO ACQUIRE TIME INC. TO CREATE PREMIER MEDIA
AND MARKETING COMPANY SERVING NEARLY 200 MILLION AMERICAN CONSUMERS
Meredith Adds Leading Media Brands to Already Strong Portfolio
of National and Local Media Properties,
Creating Media Powerhouse With $4.8 Billion in Revenues,
Including $2.7 Billion of Advertising Revenues

DES MOINES, IA (November 26, 2017) -Meredith Corporation (NYSE: MDP; www.meredith.com) announced today that it has entered into a binding agreement to acquire all outstanding shares of Time Inc. (NYSE: TIME; www.timeinc.com) for $18.50 per share in an all-cash transaction valued at $2.8 billion. The transaction has been unanimously approved by the Boards of Directors of Meredith and Time Inc., and is expected to close during the first quarter of calendar 2018.

“We are creating a premier media company serving nearly 200 million American consumers across industry-leading digital, television, print, video, mobile, and social platforms positioned for growth,” said Meredith Corporation Chairman and CEO Stephen M. Lacy. “We are adding the rich content-creation capabilities of some of the media industry’s strongest national brands to a powerful local television business that is generating record earnings, offering advertisers and marketers unparalleled reach to American adults. We are also creating a powerful digital media business with 170 million monthly unique visitors in the U.S. and over 10 billion annual video views, enhancing Meredith’s leadership position in reaching Millennials.”

The transaction will create a diversified media and marketing company with calendar 2016 combined revenues of $4.8 billion - including $2.7 billion of total advertising revenues with nearly $700 million of digital advertising revenues - and adjusted EBITDA of $800 million. Additionally, Meredith anticipates generating cost synergies of $400 million to $500 million in the first full two years of operation.

“This is a transformative transaction for Meredith Corporation, and follows a fiscal 2017 in which we posted the highest revenues, profit and earnings per share in our 115-year history,” said Meredith President and Chief Operating Officer Tom Harty. “When you combine our strong local television business - which has grown operating profit 15 percent annually over the last five years - with the trusted, premium multiplatform content creation of Meredith and Time Inc., it creates a powerful media company serving consumers and advertisers alike. We look forward to completing the transaction; welcoming the Time Inc. employees to Meredith; delivering on our pledge to achieve identified synergies; and growing shareholder value.”

Key Strategic and Financial Benefits of the Transaction:

•
Creates unparalleled portfolio of national media brands with greater scale and efficiency - Combined, Meredith’s brands will have a readership of 135 million and paid circulation of nearly 60 million, with leading positions in celebrity, food, lifestyle, news and sports, parenting, and home content creation, as well as enhanced positions in the beauty, fashion and luxury advertising categories.

•
Continues the strong and growing contribution from local media - Meredith’s portfolio of 17 high-performing television stations in 12 markets is a consistent generator of strong cash flow. Meredith’s stations - which reach more than 11 percent of U.S. television households - are primarily Big 4 network affiliates located in fast-growing markets. In fiscal 2017, Meredith’s broadcasting business delivered the best year in its 60-year history, generating record revenues and profit - including more than $60 million of political ad revenues - and an EBITDA margin of 40 percent. Looking ahead, Meredith anticipates another strong political advertising year in fiscal 2019.

•
Accelerates Meredith’s digital position by adding significant scale - Meredith will be transformed into a Top 10 digital media company with 170 million unique monthly visitors in the U.S., over 10 billion annual video views, and nearly $700 million in digital advertising revenues. It will operate the No. 1 premium digital network for American consumers with unmatched reach to Millennials. Additionally, Meredith will be a top-tier data player with a database of more than 250 million email addresses/device IDs, paired with leading advertising technology platforms and shopper marketing capabilities.

•
Provides advertising and consumer revenue diversification and growth - Meredith will be well-positioned to benefit from fast-growing digital advertising platforms, including native, video, shopper marketing, programmatic and social. Also, Meredith expects to increase consumer revenue from diversified streams, including bundled circulation activities, brand licensing, ecommerce, events, video creation, content management, and marketing services.

•
Enhances financial strength and flexibility - Meredith expects the transaction will be accretive to free cash flow in the first full year of operations. Meredith has demonstrated a strong track record of achieving cost synergies with prior acquisitions, and is confident in its ability to optimize the cost structure of the combined business. The increased scale and free cash flow - coupled with cost synergy achievement - positions Meredith to aggressively pay down debt and achieve a leverage ratio of approximately 2x by 2020, and take advantage of future acquisition opportunities in the media space.

•
Increases Total Shareholder Return - Meredith remains committed to delivering top-third Total Shareholder Return. Meredith will continue to pay its current annual dividend of $2.08 per share, and expects ongoing annual dividend increases. Meredith has paid a dividend for 70 consecutive years and has increased it for 24 straight years.

“To summarize, we believe this acquisition represents a transformative and financially compelling growth opportunity for Meredith Corporation and will increase shareholder value over time,” Lacy said. “We are acquiring an impressive portfolio of leading brands and a digital business of scale with tremendous growth potential, complemented by our growing television broadcasting business that produces strong cash flow, fueled by growing political advertising and retransmission revenues. And the company will be led by Meredith’s executive management team with expertise in integrating acquisitions and operating multiplatform media businesses.”

Financing

Meredith has secured a total of $3.55 billion - which includes a $350 million undrawn revolving credit facility - in fully committed debt financing from RBC Capital Markets, Credit Suisse, Barclays and Citigroup Global Markets Inc. Meredith has also secured $650 million in preferred equity commitment from Koch Equity Development (KED). Funds will be used to finance the transaction and refinance existing debt.

KED has deployed in excess of $8 billion of industry agnostic principal investments over the last five years. Its $650 million investment in Meredith follows more than $2 billion of passive, preferred equity investments supporting four similar strategic transactions involving publicly traded entities.

KED will not have a seat on the Meredith Board and will have no influence on Meredith’s editorial or managerial operations. KED’s non-controlling, preferred equity investment underscores a strong belief in Meredith’s strength as a business operator, its strategies, and its ability to unlock significant value from the Time Inc. acquisition. Rothschild, Inc. and Credit Suisse are serving as financial advisors to KED and Jones Day is serving as legal counsel.

Timing and Approvals

Under the terms of the agreement, Meredith will commence a tender offer to acquire all the issued and outstanding shares of Time Inc. common stock for $18.50 per share in cash.

The transaction is subject to customary closing conditions and regulatory approvals, including the tender of a majority of the outstanding shares of Time Inc. common stock and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction is expected to close during the first quarter of calendar 2018.

Meredith Advisors

BDT & Company and Moelis & Company are serving as financial advisors to Meredith, and Cooley LLP is serving as legal counsel.

Investor Conference Call

Meredith will hold a conference call with investors to discuss this announcement on November 27 at 8 a.m. EST. A live webcast will be accessible through www.meredith.com. Allow at least 10 minutes to access Meredith’s investor relations website before the webcast begins. Meredith will post an investor presentation to accompany today’s call on its investor relations website at 7:00 a.m. EST. A telephone replay of the call will be available until December 11, 2017, by dialing domestic toll-free (855) 859-2056, or internationally (404) 537-3406. The access code is 2873218.

Additional Information

The offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Time Inc. or any other securities. On the commencement date of the offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by purchaser and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Time Inc. The offer to purchase shares of Time Inc.’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by purchaser, and the solicitation/recommendation statement will be filed with the SEC by Time Inc. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement.

Forward-Looking Statements

This press release contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Meredith’s, purchaser’s and Time Inc.’s control.

Statements in this document regarding Meredith, purchaser, and Time Inc. that are forward-looking, including, without limitation, projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Meredith, purchaser and Time Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; any failure to obtain equity or debt financing; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; and the diversion of management time on transaction-related issues.

For more discussion of important risk factors that may materially affect Meredith, purchaser and Time Inc., please see the risk factors contained Meredith’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, and Time Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are on file with the SEC. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Meredith, purchaser or Time Inc. None of Meredith, purchaser or Time Inc. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

About Meredith Corporation

Meredith Corporation (NYSE: MDP; www.meredith.com) has been committed to service journalism for 115 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 television stations reaching more than 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce 700 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches 110 million unduplicated women every month, including more than 70 percent of U.S. Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and lifestyle through well-known brands such as Better Homes & Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 5,000 Walmart stores across the U.S. and at walmart.com. Meredith Xcelerated Marketing is an award-winning, strategic and creative agency that provides fully integrated marketing solutions for many of the world’s top brands.

Meredith’s balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith’s current annualized dividend of $2.08 per share yields 3.4 percent. Meredith has paid a dividend for 70 straight years and increased it for 24 consecutive years.

Meredith Contacts:

Shareholder/Financial Analysts:	Media:
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
(515) 284-3622	(515) 284-3404
Mike.Lovell@meredith.com	Art.Slusark@meredith.com